Exhibit (a)(5)(xxxiii)

Tyson Foods Successfully Completes Tender Offer for The Hillshire Brands Company for $63.00 per Share in Cash

SPRINGDALE, Ark. and CHICAGO, Ill., August 28, 2014 – Tyson Foods, Inc. (NYSE: TSN) (“Tyson”) and The Hillshire Brands Company (NYSE: HSH) (“Hillshire Brands”) today announced the successful completion of Tyson’s tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Hillshire Brands for $63.00 per share in cash, without interest. The tender offer expired at 12:00 midnight (New York City time) at the end of August 27, 2014.

Computershare Trust Company, N.A., the depositary for the Offer, has advised Tyson and Hillshire Brands that, as of 12:00 midnight, New York City time, at the end of August 27, 2014, approximately 86,987,201 shares of common stock of Hillshire Brands (not including 3,662,904 shares tendered by notice of guaranteed delivery for which shares have not yet been delivered) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70% of Hillshire Brands’ outstanding shares. All shares that were validly tendered and not validly withdrawn have been accepted for payment.

Later today, Tyson expects to complete the merger of Hillshire Brands with one of its subsidiaries, and, in connection with the merger, all remaining shares of common stock of Hillshire Brands will be converted into the right to receive $63 per share in cash, without interest, the same price that was paid in the Offer. Following completion of the merger, Hillshire Brands will become a wholly owned subsidiary of Tyson and its shares will cease to be traded on the NYSE and the Chicago Stock Exchange.

About Tyson Foods

Tyson Foods, Inc., with headquarters in Springdale, Arkansas, is one of the world’s largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. Tyson Foods, Inc. produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. The company provides products and services to customers throughout the United States and approximately 130 countries. It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, the company strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

About The Hillshire Brands Company

The Hillshire Brands Company (NYSE: HSH) is a leader in branded, convenient foods. The company generated approximately $4 billion in annual sales in fiscal 2013, has more than 9,000 employees, and is based in Chicago. Hillshire Brands’ portfolio includes iconic brands such as Jimmy Dean, Ball Park, Hillshire Farm, State Fair, Van’s, Sara Lee frozen bakery and Chef Pierre pies as well as artisanal brands Aidells, Gallo Salame and Golden Island premium jerky. For more information on the company, please visit www.hillshirebrands.com.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Tyson Foods and Hillshire Brands, including the timing of the completion of the merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Among the factors that may cause actual experiences to differ from anticipated expectations in forward-looking statements is the risk that the merger with Hillshire Brands may not be consummated in a timely manner. Neither Tyson Foods nor Hillshire Brands assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Contacts

FOR TYSON FOODS:

Investors:	Jon Kathol, 479-290-4235, jon.kathol@tyson.com

News Media:	Gary Mickelson, 479-290-6111, gary.mickelson@tyson.com

FOR HILLSHIRE BRANDS:

Investors:	Melissa Napier, 312-614-8739

News Media:	Mike Cummins, 312-614-8412